EXHIBIT 99.3
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[LOGO -- CANADIAN NATURAL]

                                                                   PRESS RELEASE


                CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
              SHAREHOLDER APPROVAL FOR TWO-FOR-ONE SHARE SPLIT
           CALGARY, ALBERTA - MAY 5, 2005 - FOR IMMEDIATE RELEASE


Shareholders of Canadian Natural Resources Limited ("Canadian Natural") approved by a large majority, a subdivision or "Share Split" of its issued and outstanding Common Shares on a two-for-one basis at the Corporation's Annual and Special Meeting of Shareholders held May 5, 2005. It is believed the Share Split will encourage greater market liquidity for the Company's Common Shares and provide opportunities for ownership of the Company's Common Shares by a wider group of investors.

The subdivision will be effected by issuing on or about May 27, 2005 to shareholders of record as of the close of business on Friday, May 20, 2005 a certificate for one additional Common Share for every one Common Share held as of such record date.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:    (403) 514-7777                ALLAN P. MARKIN                       DOUGLAS A. PROLL
FACSIMILE:    (403) 517-7370                       Chairman            Chief Financial Officer and
EMAIL:        ir@cnrl. com                                          Senior Vice-President, Finance
WEBSITE:      www.cnrl.com
                                           JOHN G. LANGILLE                        COREY B. BIEBER
TRADING SYMBOL - CNQ                          Vice-Chairman                        Vice-President,
Toronto Stock Exchange                                                          Investor Relations
New York Stock Exchange                       STEVE W. LAUT
                                        President and Chief
                                          Operating Officer



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Certain  information  regarding  the  Company  contained  herein may  constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual
results  to  differ   materially  from  those  anticipated  or  implied  in  the forward-looking statements.
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